KRUPP REALTY LIMITED PARTNERSHIP - V

                  AN IMPORTANT MESSAGE FOR OUR LIMITED PARTNERS


                                                               December 30, 1999

Dear Limited Partner:

         On December 23, 1999, ERP Operating Partnership, an Illinois limited partnership, made a third unsolicited tender offer to purchase all of the limited partnership interests of Krupp Realty Limited Partnership - V. We have been advised by KR5 Acquisition, L.L.C., a newly formed Delaware limited liability company and an affiliate of ours, that it is preparing a revised offer which it expects to deliver to us shortly. Accordingly, we defer making a determination with respect to the ERP offer. On or before January 6, 2000, we will advise you of our position with respect to the ERP offer and the KR5 offer. Prior to such time, we request that you defer making a determination whether to accept or reject the ERP offer.

         Enclosed is a copy of the partnership's amended Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission.

         Please do not hesitate to call our Investor Communication representatives at 1-800-255-7877 for assistance in any partnership matter.


                                        Sincerely yours,

                                        /s/ Douglas S. Krupp
                                        --------------------
                                        Douglas S. Krupp
                                        The Krupp Corporation,
                                          a General Partner





This document does not constitute a solicitation of proxies or consents from holders of limited partnership interests. Any such solicitation that may be made by the partnership will be made only pursuant to separate materials complying with the requirements of


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Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.